Fiscal 2023 Three and Six Months Ended 30 September 2022

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the special pre-tax items (items listed above) and special tax items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its condensed consolidated financial statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management’s Analysis of Results to the equivalent GAAP financial measure used in the Company's Condensed Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 8 November 2022, are available from the Investor Relations area of our website at ir.jameshardie.com.au
Investor/Media/Analyst Inquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	1

CONSOLIDATED RESULTS

Overview

James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our fiber cement building materials include a wide-range of products for both external and internal use across a broad range of applications. We have four reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products and Research and Development.

2nd Quarter Financial Highlights

US$ Millions (except per share data)	Three Months Ended 30 September
	FY23	FY22	Change
Net sales	$997.6	$903.2	10%
Gross margin (%)	35.4	36.4	(1.0 pts)
EBIT	226.6	215.0	5%
EBIT margin (%)	22.7	23.8	(1.1 pts)
Adjusted EBIT[1]	218.5	205.7	6%
Adjusted EBIT margin (%)[1]	21.9	22.8	(0.9 pts)
Net income	167.4	150.1	12%
Adjusted Net income[1]	175.8	154.9	13%
Earnings per share - diluted	$0.38	$0.34	12%
Adjusted earnings per share - diluted[1]	$0.39	$0.35	11%

[1] See section titled “Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

•Net sales increased 10% to US$997.6 million on the strength of Price/Mix growth of 11% as we continue to execute our global strategy of driving high value product mix. Our Price/Mix growth is underpinned by our superior value proposition; we are consumer focused, customer and trade driven, providing the entire value chain with world class products and services.
•Adjusted EBIT increased 6% to US$218.5 million with an adjusted EBIT margin of 21.9%. On a global basis, high input costs that included significant inflationary pressures were partially offset by our continued execution of driving a high value product mix.
The Company's critical strategic initiatives remain unchanged and our global management team is committed to executing our strategies which include: (1) marketing directly to homeowners to accelerate demand creation, (2) penetrating and driving profitable growth in existing and new segments, and (3) commercializing global innovations by expanding into new categories. Additionally, we will continue to focus on driving high value products through our customers.
The second quarter consolidated results continued to be strong despite operating in a challenging global macro environment. Sequentially, compared to first quarter, the North America segment improved its EBIT margin 250 basis points with SG&A costs remaining relatively flat. On a global basis, we continue to manage costs and drive a high value product mix while demonstrating our commitment to investing significantly in marketing, innovation and talent.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	Change	6 Months FY23	6 Months FY22	Change
Volume (mmsf)	810.7	781.0	4%	1,634.4	1,519.9	8%
Fiber cement net sales	750.6	635.3	18%	1,490.7	1,212.4	23%
Gross profit			17%			17%
Gross margin (%)			(0.2 pts)			(1.7 pts)
EBIT	212.8	182.5	17%	404.6	351.8	15%
EBIT margin (%)	28.4	28.7	(0.3 pts)	27.1	29.0	(1.9 pts)

Q2 FY23 vs Q2 FY22
Net sales increased 18%, due to an increase in our Price/Mix of 14% and volume growth of 4%. The increase in our Price/Mix resulted from the continued execution of our strategy to drive a high value product mix combined with our January and June 2022 strategic pricing increases.
Gross margin decreased as a result of the following components:

Higher average net sales price	7.7	pts
Higher production and distribution costs	(7.9	pts)
Total percentage point change in gross margin	(0.2	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of freight, pulp, natural gas, labor and cement.
SG&A expenses increased 21% as we continue to invest in marketing and talent. As a percentage of sales, SG&A expenses increased 0.2 percentage points.
EBIT margin decreased 0.3 percentage points to 28.4%, driven by higher SG&A expenses and a slightly lower gross margin.
Six Months FY23 vs Six Months FY22
Net sales increased 23%, due to an increase in our Price/Mix of 15% and volume growth of 8%. The increase in our Price/Mix resulted from the continued execution of our strategy to drive a high value product mix combined with our January and June 2022 strategic pricing increases.
Gross margin decreased as a result of the following components:

Higher average net sales price	7.8	pts
Higher production and distribution costs	(9.5	pts)
Total percentage point change in gross margin	(1.7	pts)

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	3

OPERATING RESULTS

Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts being increased costs of freight, pulp, natural gas, labor and cement.
SG&A expenses increased 27% as we continue to invest in marketing and talent. As a percentage of sales, SG&A expenses increased 0.2 percentage points.
EBIT margin decreased 1.9 percentage points to 27.1%, driven by lower gross margin and higher SG&A expenses.

Asia Pacific Fiber Cement Segment
The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.
Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	Change	6 Months FY23	6 Months FY22	Change
Volume (mmsf)	155.9	161.8	(4%)	306.1	316.6	(3%)
Fiber cement net sales	144.3	144.4	—%	287.1	286.2	—%
Gross profit			(6%)			(5%)
Gross margin (%)			(2.4 pts)			(1.9 pts)
EBIT	38.3	44.5	(14%)	74.9	83.3	(10%)
EBIT margin (%)	26.6	30.8	(4.2 pts)	26.1	29.2	(3.1 pts)

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	Change	6 Months FY23	6 Months FY22	Change
Volume (mmsf)	155.9	161.8	(4%)	306.1	316.6	(3%)
Fiber cement net sales	211.1	196.6	7%	411.2	380.7	8%
Gross profit			1%			3%
Gross margin (%)			(2.4 pts)			(1.9 pts)
EBIT	56.1	60.6	(7%)	107.4	111.0	(3%)
EBIT margin (%)	26.6	30.8	(4.2 pts)	26.1	29.2	(3.1 pts)

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	4

OPERATING RESULTS

Q2 FY23 vs Q2 FY22 (A$)
Net sales increased 7%, driven by Price/Mix growth of 11%, partially offset by lower volume of 4%. The decline in volumes is primarily attributable to softening of demand in Australia as labor shortages are constraining housing market activity. The growth in Price/Mix resulted from price increases across all markets and the continued execution of our high value product mix strategy.
The decrease in gross margin can be attributed to the following components:

Higher average net sales price	4.8	pts
Higher production and distribution costs	(7.2	pts)
Total percentage point change in gross margin	(2.4	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts on gross margin primarily being increased costs of pulp and higher freight costs.
SG&A expenses increased 30%, primarily driven by our investment in talent and marketing. As a percentage of sales, SG&A expenses increased 1.9 percentage points.
EBIT margin of 26.6% decreased 4.2 percentage points, driven by lower gross margin and higher SG&A expenses.
Six Months FY23 vs Six Months FY22 (A$)
Net sales increased 8%, driven by Price/Mix growth of 11%, partially offset by lower volume of 3%. The decline in volumes is primarily attributable to softening of demand in Australia as labor shortages are constraining housing market activity, as well as unusually high rainfall in Australia in the first quarter. The growth in Price/Mix was attributable to price increases across all markets and the continued execution of our high value product mix strategy.
The decrease in gross margin can be attributed to the following components:

Higher average net sales price	5.7	pts
Higher production and distribution costs	(7.6	pts)
Total percentage point change in gross margin	(1.9	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts primarily being increased costs of pulp and higher freight costs.
SG&A expenses increased 21%, primarily driven by investments in talent. As a percentage of sales, SG&A expenses increased 1.2 percentage points.
EBIT margin of 26.1% decreased 3.1 percentage points, driven by lower gross margin and higher SG&A expenses.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	5

OPERATING RESULTS

Europe Building Products Segment
The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum.
Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	Change	6 Months FY23	6 Months FY22	Change
Volume (mmsf)	207.0	240.6	(14%)	436.4	487.5	(10%)
Fiber cement net sales	17.0	21.2	(20%)	35.6	41.9	(15%)
Fiber gypsum net sales[1]	85.7	102.3	(16%)	185.1	206.0	(10%)
Net sales	102.7	123.5	(17%)	220.7	247.9	(11%)
Gross profit			(37%)			(26%)
Gross margin (%)			(6.8 pts)			(4.8 pts)
EBIT	4.5	16.7	(73%)	16.6	33.0	(50%)
EBIT margin (%)	4.3	13.6	(9.3 pts)	7.4	13.3	(5.9 pts)

[1]Also includes cement bonded board net sales
Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	Change	6 Months FY23	6 Months FY22	Change
Volume (mmsf)	207.0	240.6	(14%)	436.4	487.5	(10%)
Fiber cement net sales	16.9	17.9	(6%)	34.3	35.1	(2%)
Fiber gypsum net sales[1]	85.1	86.7	(2%)	178.5	172.8	3%
Net sales	102.0	104.6	(2%)	212.8	207.9	2%
Gross profit			(26%)			(15%)
Gross margin (%)			(6.8 pts)			(4.8 pts)
EBIT	4.4	14.2	(69%)	15.8	27.7	(43%)
EBIT margin (%)	4.3	13.6	(9.3 pts)	7.4	13.3	(5.9 pts)

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	6

OPERATING RESULTS

Q2 FY23 vs Q2 FY22 (€)
Net sales decreased 2% due to a 14% decrease in volume, partially offset by a 12% growth in Price/Mix, The volume decrease was due to both lower fiber gypsum and fiber cement volumes as housing market activity decreased. Higher Price/Mix was driven by our strategic price increases.
The decrease in gross margin is attributable to the following components:

Higher average net sales price	6.5	pts
Higher production and distribution costs	(13.3	pts)
Total percentage point change in gross margin	(6.8	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts on gross margin being increased costs of natural gas, freight, gypsum and paper.
SG&A expenses increased 10% primarily due to our investment in talent and marketing as we continue to position ourselves for long-term growth. As a percentage of sales, SG&A expenses increased 2.0 percentage points.
EBIT margin of 4.3% decreased 9.3 percentage points primarily driven by lower gross margin and higher SG&A expenses as a percentage of sales.
Six Months FY23 vs Six Months FY22 (€)
Net sales increased 2% due to a 12% growth in Price/Mix, partially offset by a 10% decrease in volumes mostly related to lower fiber gypsum volumes as housing market activity decreased. Higher Price/Mix was driven by our strategic price increases.
The decrease in gross margin is attributable to the following components:

Higher average net sales price	7.0	pts
Higher production and distribution costs	(11.8	pts)
Total percentage point change in gross margin	(4.8	pts)
Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts on gross margin being increased costs of natural gas, freight, paper, and gypsum.
SG&A expenses increased 8% primarily due to our continued investment in talent and marketing. As a percentage of sales, SG&A expenses increased 0.9 percentage point.
EBIT margin of 7.4% decreased 5.9 percentage points primarily driven by lower gross margin and higher SG&A as a percentage of sales.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	7

OPERATING RESULTS

General Corporate
Results for General Corporate were as follows:

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	Change %	6 Months FY23	6 Months FY22	Change %
General Corporate SG&A expenses	$28.0	$29.7	(6)	$51.7	$65.2	(21)
Asbestos:
Asbestos adjustments (gain) loss	(8.5)	(9.6)	(11)	(21.7)	(12.4)	75
AICF SG&A expenses	0.4	0.3	33	0.7	0.6	17
General Corporate costs	$19.9	$20.4	(2)	$30.7	$53.4	(43)

General Corporate SG&A expenses for the three and six months period decreased US$1.7 million and US$13.5 million, respectively. For both periods, the decreases were primarily due to lower stock compensation expenses and marketing costs, partially offset by our continued investment in growth initiatives.
Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. In addition, these amounts are partially offset by losses on foreign currency forward contracts related to future AICF payments.
Readers are referred to Note 6 of our 30 September 2022 condensed consolidated financial statements for further information on asbestos.

Interest, net

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	Change %	6 Months FY23	6 Months FY22	Change %
Gross interest expense	$11.0	$10.6	4	$20.9	$21.3	(2)
Capitalized interest	(1.6)	(0.2)	700	(2.4)	(0.7)	243
Interest income	(0.4)	(0.1)	300	(0.5)	(0.1)	400
Net AICF interest income	(0.8)	(0.2)	300	(1.0)	(0.3)	233
Interest, net	$8.2	$10.1	(19)	$17.0	$20.2	(16)

Interest, net for the three and six months periods decreased primarily due to higher capitalized interest related to our capital expansion projects.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	8

OPERATING RESULTS

Income Tax

	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	Change	6 Months FY23	6 Months FY22	Change
Income tax expense (US$ Millions)	63.5	54.9	16%	112.7	106.2	6%
Effective tax rate (%)	27.5	26.8	0.7 pts	25.4	28.1	(2.7 pts)

Adjusted income tax expense[1] (US$ Millions)	46.2	40.6	14%	91.1	76.5	19%
Adjusted effective tax rate[1] (%)	20.8	20.8	— pts	21.6	20.9	0.7 pts

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

The effective tax rate for the three months increased 0.7 percentage points primarily due to asbestos and other tax adjustments. The Adjusted effective tax rate for the three months was flat.
For the six months, the effective tax rate decreased 2.7 percentage points primarily due to asbestos and other tax adjustments. The Adjusted effective tax rate increased 0.7 percentage points, primarily due to a change in the geographical mix of earnings.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	9

OPERATING RESULTS

Net Income

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	Change %	6 Months FY23	6 Months FY22	Change %
EBIT
North America Fiber Cement	$212.8	$182.5	17	$404.6	$351.8	15
Asia Pacific Fiber Cement	38.3	44.5	(14)	74.9	83.3	(10)
Europe Building Products	4.5	16.7	(73)	16.6	33.0	(50)
Research and Development	(9.1)	(8.3)	(10)	(17.5)	(16.7)	(5)
General Corporate[1]	(28.0)	(29.7)	6	(51.7)	(65.2)	21
Adjusted EBIT	218.5	205.7	6	426.9	386.2	11

Net income
Adjusted interest, net[1]	9.0	10.3	(13)	18.0	20.5	(12)
Other (income) expense	(12.5)	(0.1)	NM	(12.3)	0.1	NM
Adjusted income tax expense[2]	46.2	40.6	14	91.1	76.5	19
Adjusted net income	$175.8	$154.9	13	$330.1	$289.1	14
1.Excludes Asbestos-related expenses and adjustments
2.Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments
NM = not meaningful

Adjusted net income for the three month period of US$175.8 million increased 13%, primarily due to the strong performance of the North America segment and a US$8.9 million gain, net of tax, related to the sale of land in Europe, partially offset by lower EBIT in both the Asia Pacific and Europe regions, and higher adjusted income tax expense.
Adjusted net income for the six month period of US$330.1 million increased 14%, primarily driven by the strong performance in North America, lower general corporate costs and the US$8.9 million gain, net of tax, on sale of land in Europe, partially offset by higher adjusted income tax expense and lower EBIT in the Europe and Asia Pacific regions.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	10

OTHER INFORMATION

and was 1

Cash Flow

US$ Millions	Six Months Ended 30 September
	FY23	FY22	Change	Change %
Net cash provided by operating activities	$264.6	$357.5	$(92.9)	(26)
Net cash used in investing activities	374.8	82.7	292.1	353
Net cash used in financing activities	24.2	313.1	(288.9)	(92)
Significant sources and uses of cash during the first six months of fiscal year 2023 include:
•Cash provided by operating activities:
◦Higher net sales and profitability led to net income, adjusted for non-cash items, of US$450.7 million;
◦Working capital increased by US$46.9 million, primarily due to higher inventory and lower accounts payable, partially offset by lower accounts receivable; and
◦Asbestos claims paid of US$57.9 million.
•Cash used in investing activities:
◦Capital expenditures of US$310.1 million, includes A$84.2 million for land purchased in Melbourne, Australia and North America capacity expansion project spend of US$128.9 million; and
◦AICF net investments of US$76.4 million.
•Cash used in financing activities:
◦Dividend payment of US$129.6 million; and
◦US$110.0 million in net drawdowns on our revolving credit facility.

Capacity Expansion

As previously announced, we are investing in a transformational global capacity expansion program, including brownfield and greenfield expansions in all three regions. We continue to review the macro-economic conditions and the impacts on the housing markets we do business in as we plan and execute this global capacity expansion program.
During fiscal year 2023, we expect to commission the following assets/facilities:
North America
•Trim finishing capacity in Prattville, Alabama
•ColorPlus® finishing capacity in Westfield, Massachusetts
Asia Pacific
•Brownfield expansion in Carole Park, Australia
In addition, during fiscal year 2023, we expect to:
North America
•Purchase land for a future Greenfield site in the USA
•Continue construction of Sheet Machines #3 and #4 in Prattville, Alabama, executing against our original timeline
Asia Pacific
•Begin construction of our Greenfield site in Melbourne, Victoria

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	11

OTHER INFORMATION

Europe
•Purchase land for a future Greenfield site in Europe
We will continue to review and monitor the macro-economic conditions and the impacts on the housing markets we do business in as we plan and execute this global capacity expansion program. We continue to estimate the total investment to be between US$1.6 billion to US$1.8 billion.

Liquidity and Capital Allocation

Our cash position decreased US$34.3 million, from US$125.0 million at 31 March 2022 to US$90.7 million at 30 September 2022. We also have US$443.0 million of available borrowing capacity under our revolving credit facility at 30 September 2022.
During fiscal year 2023, we will contribute A$160.4 million to AICF in quarterly installments. The first two payments of A$39.7 million and A$39.9 million were made on 1 July 2022 and 4 October 2022, respectively.
Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Management

Today we announced a revised Capital Allocation framework, which prioritizes the use of free cash flow as follows:
•Invest in organic growth
•Maintain a flexible balance sheet
•Deploy excess capital to shareholders via share buybacks

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	12

NON-GAAP FINANCIAL TERMS

Financial Measures - GAAP equivalents
This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our condensed consolidated financial statements under GAAP, the equivalent GAAP financial statement line item description used in our condensed consolidated financial statements is Operating income (loss).

EBIT – Earnings before interest and tax.
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Non GAAP Financial Terms

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•	Adjusted EBIT;
•	Adjusted EBIT margin;
•	Adjusted interest, net;
•	Adjusted net income;
•	Adjusted diluted earnings per share;
•	Adjusted income before income taxes;
•	Adjusted income tax expense; and
•	Adjusted effective tax rate
These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Definitions
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Price/Mix – The percentage growth in revenue attributable to price increases and shift in mix of products sold. Price/Mix is calculated as the Net Sales growth percentage less the Volume growth percentage.
Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	13

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted EBIT

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	6 Months FY23	6 Months FY22
EBIT	$226.6	$215.0	$447.9	$398.0
Asbestos:
Asbestos adjustments (gain) loss	(8.5)	(9.6)	(21.7)	(12.4)
AICF SG&A expenses	0.4	0.3	0.7	0.6
Adjusted EBIT	$218.5	$205.7	$426.9	$386.2
Net sales	997.6	903.2	1,998.5	1,746.5
Adjusted EBIT margin	21.9%	22.8%	21.4%	22.1%

Adjusted interest, net

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	6 Months FY23	6 Months FY22
Interest, net	$8.2	$10.1	$17.0	$20.2

AICF interest income, net	(0.8)	(0.2)	(1.0)	(0.3)
Adjusted interest, net	$9.0	$10.3	$18.0	$20.5

Adjusted net income

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	6 Months FY23	6 Months FY22
Net income	$167.4	$150.1	$330.5	$271.5
Asbestos:
Asbestos adjustments (gain) loss	(8.5)	(9.6)	(21.7)	(12.4)
AICF SG&A expenses	0.4	0.3	0.7	0.6
AICF interest income, net	(0.8)	(0.2)	(1.0)	(0.3)
Tax adjustments[1]	17.3	14.3	21.6	29.7
Adjusted net income	$175.8	$154.9	$330.1	$289.1

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	14

NON-GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	6 Months FY23	6 Months FY22
Adjusted net income (US$ millions)	$175.8	$154.9	$330.1	$289.1
Weighted average common shares outstanding - Diluted (millions)	446.1	446.0	446.1	445.9
Adjusted diluted earnings per share	$0.39	$0.35	$0.74	$0.65

Adjusted effective tax rate

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY23	Q2 FY22	6 Months FY23	6 Months FY22
Income before income taxes	$230.9	$205.0	$443.2	$377.7
Asbestos:
Asbestos adjustments (gain) loss	(8.5)	(9.6)	(21.7)	(12.4)
AICF SG&A expenses	0.4	0.3	0.7	0.6
AICF interest income, net	(0.8)	(0.2)	(1.0)	(0.3)
Adjusted income before income taxes	$222.0	$195.5	$421.2	$365.6

Income tax expense	63.5	54.9	112.7	106.2
Tax adjustments[1]	(17.3)	(14.3)	(21.6)	(29.7)
Adjusted income tax expense	$46.2	$40.6	$91.1	$76.5
Effective tax rate	27.5%	26.8%	25.4%	28.1%
Adjusted effective tax rate	20.8%	20.8%	21.6%	20.9%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	15

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪uncertainty from the discontinuance of LIBOR and transition to any other interest rate benchmark;
▪statements regarding the effect and consequences of the COVID-19 public health crisis;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 17 May 2022, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; risk and uncertainties arising out of the COVID-19 public health crisis, including the impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2023	16